NXT ATTENDING AT EXPLORATION SYMPOSIUM IN COLOMBIA

Thursday July 23, 2009

NXT Energy Solutions Inc.

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA- NXT Energy Solutions Inc. (“NXT” or “the Company") is pleased to announce its participation at the 10th Symposium of Bolivariano Petroleum Exploration in Cartagena, Colombia from July 26th to 29th, 2009.  At the Symposium, the Company will showcase the capabilities of its SFD® technology and past success within the demanding and growing Colombian marketplace.  NXT’s attendance at this Symposium highlights its commitment to undertake focused sales and marketing efforts in Colombia.

“The recently completed SFD® survey in Colombia for Pacific Rubiales Energy Corp., one of the leading and fastest growing exploration & production companies in the country, has demonstrated the role SFD® surveys can play in opening up the vast under-explored basins of Colombia” said George Liszicasz NXT’s President and CEO.

Please visit NXT at Booth 41 at the Symposium.  In addition to Mr. Liszicasz, NXT will be represented by all members of its senior management team; including Murray Christie, the Company’s Chief Operating Officer, Andy Steedman, Vice President Operations and Ken Rogers, Chief Financial Officer of NXT.  The NXT team will be available to discuss high altitude SFD® survey applications in both onshore and offshore environments throughout the world.

NXT is in the business of providing wide-area airborne services to clients utilizing its proprietary SFD® Survey System to search for new oil and gas fields.  The Company rapidly identifies and ranks prospective areas with sub-surface structure and reservoir potential.  The service provides an efficient, cost-effective method for surveying large tracts of land and delivering an inventory of high impact SFD® qualified prospects.

For further information contact:

Ken Rogers, VP Finance and CFO	Dave Burwell
NXT Energy Solutions Inc.	The Howard Group
Suite 1400, 505 3rd Street, S.W.,	Suite 300, 1032 17th Ave. S.W.
Calgary, Alberta, Canada T2P 3E6	Calgary, Alberta, Canada T2T 0A5
Tel: (403) 264-7020	Tel: (403) 221-0915
Fax: (403) 264-6442	Fax: (403) 237-8387
nxt_info@nxtenergy.com	info@howardgroupinc.com
www.nxtenergy.com	www.howardgroupinc.com

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan,", ”schedule”, "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

Neither the TSX-Venture nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this news release.